May 29, 2009

Mr. Martin James
Ms. Kate Tillan
Mail Stop 3030
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Composite Technology Corporation
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 23, 2008
Amendment No. 2 to Form 10-K for the Fiscal Year Ended
September 30, 2008 filed March 9, 2009
File No. 000-10999

Dear Mr. James and Ms. Tillan:

On behalf of Composite Technology Corporation (the “Company” or “CTC”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated April 30, 2009 to our Form 10-K for the year ended September 30, 2008 and our quarter ended December 31, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended September 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Recent Developments page 38 and Results of Operations, page 45

1.
We note your response to prior comment 1 which states that you intend the presentation of EBITDAS to be a performance measure and not a liquidity measure. However, your response to prior comments 1 and 2 refer to the measure as ‘ proxy for cash basis income,’ a way to gauge your operational ability to serve existing or potential debt and a ‘measure of the company’s ability to generate cash flows from operations’. As such, it appears that the measure is being used as liquidity measure and, if so, may be prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Please tell us why you believe the measure is a performance and not a liquidity measure given the purposes for which management uses the measure.

2026 McGaw Ave., Irvine, CA, 92614 T (949) 428-8500 F (949) 428-8515

Mr. Martin James
Ms. Kate Tillan
Securities and Exchange Commission
May 29, 2009

Response:   We believe that the presentation of EBITDAS is a performance measure, and not a liquidity measure as described in our response to question 2 below.

We did not intend that the EBITDAS would be a measure of liquidity.  We intended that EBITDAS to measure performance not liquidity.  Given the company’s current financial situation, however, improved performance could increase our cash and therefore improve the Company’s liquidity.  However, we believe EBITDAS is a poor measure of liquidity because it excludes many factors.  For example, the Company has considered an equity financing or selling one of its subsidiaries.  Either of these events may greatly increase our liquidity but would not improve our performance.  Therefore, as indicated, EBITDAS is a measurement of our performance with a collateral impact on our liquidity position.  However, we do not use it as a measure of our liquidity, but instead use cash flow from operations, cash flow from financings, and cash flow from investments to reflect our liquidity.

As seen below, we have clarified our language to this regard in the Form 10-Q filed on May 11, 2009 and intend to do so in future Forms 10-K and 10-Q so as to delete references that EBITDAS is a “a proxy for cash basis income.”   We do not believe that the use of EBITDAS is used as a liquidity measure and it is not intended to be used as such.

But as a secondary argument, we also respectfully submit that presentation of EBITDAS is not prohibited by Item 10(e).  “Stock compensation charges” (the “S” in EBITDAS) are not liabilities that require “cash settlements or would have required cash settlements, absent an ability to settle in another manner.”  Further, EBITDA disclosure is permitted under Item 10(e).

But again, we are using EBITDAS to measure our performance.  We are not using it to measure our liquidity.

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515

Mr. Martin James
Ms. Kate Tillan
Securities and Exchange Commission
May 29, 2009

2.
We note from your response to prior comment 2 the referenced disclosure included in your Form 10-K/A. That disclosure does not appear to include all of the disclosures discussed in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued by the Staff in June of 2003 and SAB Topic 14.G. To the extent you conclude that the above presentation is a performance measure and would be permitted by Item 10(e) of Regulation S-K, please revise the disclosure in future filings beginning with your next 10-Q to fully comply with that guidance by providing the required disclosure. Provide us with a copy of proposed disclosure.

Response (to questions #1 and #2):
For your convenience, we have recited SAB Top 14G and Question 8 of the SEC’s June 2003 FAQ regarding use of Non-GAAP Measures below:

SAB Topic 14G, Question 2 Interpretive response reads in part as follows:

The staff believes that a measure used by the management of Company H that excludes share-based payments internally to evaluate performance may be relevant disclosure for investors. In these cases, if Company H determines that the non-GAAP financial measure “Net Income Before Share-Based Payment Charge” does not violate any of the prohibitions from inclusion in filings with the Commission outlined in Item 10(e) of Regulation S-K, Company H’s management would be required to disclose, among other items, the following:

The reasons that the company's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the company's financial condition and results of operations; and
•	To the extent material, the additional purposes, if any, for which the company’s management uses the non-GAAP financial measure that are not otherwise disclosed.

In addition, the staff’s response to Question 8 included in Frequently Asked Questions Regarding the Use of Non-GAAP Measures in June of 2003 notes that the inclusion of a non-GAAP financial measure may be misleading absent the following disclosures:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management's decision to use such a measure;

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515

Mr. Martin James
Ms. Kate Tillan
Securities and Exchange Commission
May 29, 2009

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Our intention is to provide investors with additional information in accordance with the guidance of Topic 14 G and in compliance with Item 10(e).
We have included in our Form 10-Q filing for the quarter ended March 31, 2009 the following disclosure to address Question 8 and Topic 14G:

“The Company has provided non-GAAP measures such as EBITDAS at the segment and consolidated level in the following management discussion and analysis. The Company uses the non-GAAP information internally as one of several measures used to evaluate its operating performance and believes these non-GAAP measures are useful to and have been requested by, investors as they provide additional insight into the underlying operating results viewed in conjunction with GAAP operating results.  For the non-GAAP EBITDAS measure, a significant portion of non-cash expenses is excluded, primarily for amortization of acquired DeWind related intangibles that occur ratably over time and stock based compensation charges that are valued based on the share price and volatility at the date of grant and then expensed as earned, typically upon vesting of service over time.  Management believes that an alternate view of operating results that exclude DeWind amortization and stock based charges is useful in evaluating current period operations.  The material limitation of non-GAAP EBITDAS compared with Net Income is that significant non-cash expenses are excluded.  Management compensates for such limitation by utilizing EBITDAS only for particular purposes and that it evaluates EBITDAS in the context of other metrics such as Net Income when evaluating the Company’s performance and financial condition. Non-GAAP measures are not stated in accordance with, should not be considered in isolation from, and are not a substitute for, GAAP measures. A reconciliation of GAAP to non-GAAP results has been provided in the relevant financial tables below.”

We shall include such disclosure in future Forms 10-K and 10-Q whenever we include such non-GAAP measures.

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515

Mr. Martin James
Ms. Kate Tillan
Securities and Exchange Commission
May 29, 2009

Financial Statements page 55

Note 9 Goodwill and Intangible Assets, page 81

3.
We note your response to prior comment 7 refers to the time period when you review your goodwill and not the date you use to test the balance of your goodwill. Please note that paragraph 26 of SFAS 142 requires you to perform the annual impairment test of your goodwill at the same time every year. As such, please tell us and disclose in future filings the date you use to perform your annual goodwill impairment assessment.

Response:
We perform an annual impairment test of our goodwill at fiscal year end.  We have included this disclosure on page 15 of Form 10-Q for the quarter ended March 31, 2009.

4.
Further, we note that your response did not discuss whether and how you use the two-step method described in paragraphs 19-21 to test your goodwill for impairment. Please tell us and revise future filings including your next 10-Q to disclose how you applied paragraphs 19-21 of SFAS 142 in assessing your goodwill for impairment.

Response:
Paragraph 19 of SFAS 142 provides that the first step of a goodwill impairment analysis compares the fair value of a reporting unit with its carrying amount, including goodwill and to use the guidance in paragraphs 23-25.  Under para 23, the fair value refers to the price that would be received to sell the unit in an orderly transaction between market participants at the measurement date.  However, the reporting entity with goodwill is not publicly traded and does not have quoted market prices.  Therefore, the guidance under para 25 was used.  Management used two valuation methodologies to provide a fair value of the reporting unit including a discounted cash flow valuation model and a multiple of revenue value.  Both valuation methodologies provided a fair value in excess of the carrying amount, including goodwill. Since the excess fair value criteria under para 19 was satisfied, the steps required in paragraphs 20 and 21 were not required.

We have added language to management estimate judgment on page 10 of our Form 10-Q for the March 31, 2009 quarter to describe our goodwill and intangible valuation.  We propose to include a more detailed description of our methodologies for goodwill impairment for future filings that document any occurrence of goodwill impairment analysis including Forms 10-K and 10-Q (if applicable).

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515

Mr. Martin James
Ms. Kate Tillan
Securities and Exchange Commission
May 29, 2009

Item 9A Controls and Procedures, page 100

5.
We note your response to prior comment 9 indicates that the disclosure which states that management determined there were material weaknesses was meant to represent management’s conclusion that your internal controls over financial reporting were not effective. Please not that Item 308(a)(3) of Regulation S-K requires you to provide a clear and definite statement on management’s conclusion as to whether internal control over financial reporting were or were not effective as of the end of the period. Please amend your September 30, 2008 Form 10-K to comply.

Response:

We have filed a Form 10-K/A concurrent with our comment response letter to reflect the clear conclusion that internal controls over financial reporting were not effective as of the end of the period ending September 30, 2008.

6.
Your response to prior comment 10 states that you will reference AS 2 in future filings. Please note that AS 5 amended AS 2 and that AS 5 is the appropriate reference. The definition in AS 5 replaced the definition of material weakness that was previously included in AS 2. As such, your disclosure should refer to AS 5 and the definition of a material weakness as shown in AS 5 and not use the old definition that was in AS 2.

Response:

The Form 10-K/A has been amended to revise  Item 9A language to accurately reflect the definition as under AS5.

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515

Mr. Martin James
Ms. Kate Tillan
Securities and Exchange Commission
May 29, 2009

Acknowledgments

7.
We note that your response letter did not include the three acknowledgements previously requested in our letter dated April 13, 2009. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or nay person under the federal securities laws of the United States.

Response: CTC acknowledges that:

•	CTC is responsible for the adequacy and accuracy of the disclosure in our Form 10-K and 10-Q’s subject to this letter (“Filings”);

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	CTC may not assert staff comments as a defense in any proceeding initiated by the Commission or nay person under the federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (949) 428-8500 extension 210, or by facsimile at (949) 428-8515.

Very truly yours,

COMPOSITE TECHNOLOGY CORPORATION

Domonic J. Carney
Chief Financial Officer

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515